Exhibit 99.1

Allot Communications Announces Fourth Quarter
and Full Year 2006 Results

Full year revenues increase 49% over 2005

Hod Hasharon, ISRAEL – February 13, 2007 – Allot Communications Ltd. (NASDAQ: ALLT ), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the fourth quarter and full year ended December 31, 2006.

Total revenues for the fourth quarter of 2006 reached $9.6 million, a 35% increase over the $7.1 million revenues reported in the fourth quarter of 2005. On a GAAP basis, net income for the fourth quarter of 2006 was $53 thousand, or $0.00 per diluted share, as compared with $341 thousand, or $0.08 per diluted share, in the fourth quarter of 2005. In 2006, revenues reached $34.1 million, representing a 49% increase over $23 million in revenues in 2005. On a GAAP basis, net income in 2006 totaled $616 thousand, or $0.04 per diluted share, as compared with a net loss of $2.4 million, or $0.81 per share, in 2005.

Included in the GAAP net income was the impact of share-based compensation. On a pro-forma, non-GAAP basis, excluding this impact, net income for the fourth quarter of 2006 totaled $732 thousand, or $0.04 per diluted share, as compared with $369 thousand, or $0.09 per diluted share, for the fourth quarter of 2005. For the year 2006, pro forma, non-GAAP, excluding the impact of the share-based compensation, net income totaled $2.0 million, or $0.12 per diluted share, as compared with a loss of $2.1 million, or $0.70 per share in 2005.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between non-GAAP and GAAP net income is provided in the accompanying Tables 3.

As of December 31, 2006, Allot’s cash and cash equivalents, including short and long-term deposits and investments in marketable securities, totaled $83.3 million. This amount includes the net proceeds from the company’s IPO, which was completed in November 2006.

“Allot’s strong growth in revenue and profitability during 2006 is a clear demonstration of our leadership position in the global deep packet inspection (DPI) market, enabling the intelligent optimization of today’s IP broadband networks,” stated Rami Hadar, Allot Communications President and Chief Executive Officer. “Our growth was driven by rising demand among service providers who are seeking high performance solutions to transform broadband pipes into intelligent networks, as well as continued demand from within the enterprise market. Allot’s strong performance in 2006 is a testament to our ability to meet our customers’ evolving needs for network optimization solutions with the most technologically advanced DPI capabilities in the industry, and the hard work of our dedicated employees worldwide.”

“The successful completion of our initial public offering during the fourth quarter of 2006 sets a solid foundation for the future, with a stronger balance sheet and increased brand awareness that we believe will allow us to continue to execute on our strategic global plan. We are continuing to expand our global channels and partners to address the enterprise and mid-tier service provider markets, as well as our direct touch activities with Tier-1 carriers. We continue to innovate and develop our product offerings. In 2006, we introduced our NetXplorer Management platform, our new Subscriber Management Platform and our high performance 5 GB/s NetEnforcer AC2500. We are in the advanced stages of the development of our next generation platform that will function as a DPI-based service gateway enabling value added services by larger service providers. In its first version, it will support up to 20 GB/s throughput, providing support for 10G networks,” concluded Hadar.

Financial Guidance

The company expects net revenues for the first quarter 2007, which is traditionally slow in our sector, to be similar to the level of the fourth quarter of 2006 revenues, with growth to resume in the second quarter of 2007 and continue through the remainder of the year. Earnings per diluted share for the first quarter of 2007 will be similar to the fourth quarter of 2006. For the year 2007, the company anticipates net revenues in the range of $43-47 million, with earnings per diluted share, excluding the effect of share-based compensation, of between $0.27-0.33.

Conference Call & Webcast

The company’s management team plans to host a live conference call and webcast today 10:00 AM EST to discuss the financial results as well as management’s outlook for the business.

To access the conference call, please dial one of the following numbers: US: 1-800-399-0427, International: +1-706-643-1624, and the accompanying presentation can be downloaded prior to the call at the investor relations section of our web site, www.allot.com.

A replay of the conference call will be available from 1:00 pm EST on February 13, 2007 through February 27, 2007, at 11:59 pm EST.

To access the replay, please dial in the US: 1-800-642-1687, International: +1-706-645-9291. Access code for both is 6948054.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on Allot’s website following the conference call.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions. Designed for carriers, service providers and enterprises, Allot solutions apply deep packet inspection (DPI) technology to transform broadband pipes into smart networks. This creates the visibility and control vital to manage applications, services and subscribers, guarantee quality of service (QoS), contain operating costs and maximize revenue. Allot believes in listening to customers and provides them access to its global network of visionaries, innovators and support engineers. For more information, please visit www.allot.com.

Safe Harbor Statement
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future financial performance and events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Allot’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those which may be expressed or implied by the forward-looking statements that we make as a result of certain risks and uncertainties, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market. These factors include, but are not limited to, those discussed under the heading “Risk Factors” in Allot’s final prospectus for its IPO filed with the Securities and Exchange Commission on November 16, 2006 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. This press release also is available at our Web site.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-9-761-9365
jkalish@allot.com

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S.dollars in thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
				Audited

Revenues	9,567	7,079	34,144		22,972
Cost of revenues	2,190	1,483	7,597		5,419

Gross profit	7,377	5,596	26,547		17,553

Operating expenses:
Research and development costs, net	1,887	1,543	7,529		5,925
Sales and marketing	4,598	3,090	15,457		11,887
General and administrative	1,204	671	3,464		2,380

Total Operating expenses	7,689	5,304	26,450		20,192

Operating income (loss)	(312)	292	97		(2,639)
Financial and other income, net	401	9	630		45

Income (loss) before income tax expenses (benefit)	89	301	727		(2,594)

Income tax expenses (benefit)	36	(40)	111		(218)

Net income (loss)	53	341	616		(2,376)

Basic net earnings (loss) per share	$0.00	$0.11	$0.04	$	(0.81)

Diluted net earnings (loss) per share	$0.00	$0.08	$0.04	$	(0.81)

Weighted average number of shares
used in computing basic net
earnings (loss) per share	17,077,444	3,063,040	14,402,338		2,943,500

Weighted average number of shares used in computing diluted net earnings (loss) per share	19,864,395	4,101,738	16,423,227		2,943,500

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,
	2006	2005
		Audited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,117	3,739
Marketable securities and short term deposit	70,423	3,645
Trade receivables	5,856	3,530
Other receivables and prepaid expenses	1,961	696
Inventories	3,337	1,544

Total current assets	88,694	13,154

LONG-TERM ASSETS:
Marketable securities	5,750	993
Severence pay fund	2,648	1,538
Other assets	1,054	300

Total long-term assets	9,452	2,831

PROPERTY AND EQUIPMENT, NET	2,939	1,483

GOODWILL AND INTANGIBLE ASSETS, NET	99	123

Total assets	101,184	17,591

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit and current maturities, net	6	0
Trade payables	4,415	2,293
Deferred revenues	3,788	3,247
Other payables and accrued expenses	4,833	3,340

Total current liabilities	13,042	8,880

LONG-TERM LIABILITIES:
Deferred revenues	1,578	972
Accrued severence pay	2,377	1,613

Total long-term liabilities	3,955	2,585

SHAREHOLDERS' EQUITY	84,187	6,126

Total liabilities and shareholders' equity	101,184	17,591

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS

This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results

(U.S. dollars in thousands, except shares and per share data)

	Three months ended December, 31 2006			Three months ended December, 31 2005
	GAAP Reported	Proforma Adjustments*	Proforma	GAAP Reported	Proforma Adjustments*	Proforma

Gross profit	7,377	(7)	7,384	5,596	0	5,596

Total Operating expenses	7,689	(672)	7,017	5,304	(28)	5,276

Operating income (loss)	(312)	679	367	292	28	320

Income (loss) before income tax expenses (benefit)	89	679	768	301	28	329

Net income	53	679	732	341	28	369

Basic net earnings (loss) per share	$0.00	$0.04	$0.04	$0.11	$0.01	$0.12

Diluted net earnings (loss) per share	$0.00	$0.03	$0.04	$0.08	$0.01	$0.09

(*) Share based compensation.

	Year ended December, 31 2006			Year ended December, 31 2005
	GAAP Reported	Proforma Adjustments*	Proforma	GAAP Reported	Proforma Adjustments*	Proforma

Gross profit	26,547	(15)	26,562	17,553	0	17,553

Total Operating expenses	26,450	(1,346)	25,104	20,192	(305)	19,887

Operating income (loss)	97	1,361	1,458	(2,639)	305	(2,334)

Income (loss) before income tax expenses (benefit)	727	1,361	2,088	(2,594)	305	(2,289)

Net income	616	1,361	1,977	(2,376)	305	(2,071)

Basic net earnings (loss) per share	$0.04	$0.09	$0.14	$(0.81)	$0.10	$(0.70)

Diluted net earnings (loss) per share	$0.04	$0.08	$0.12	$(0.81)	$0.10	$(0.70)

(*) Share based compensation.